NO ACT

PE
11-9-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08020266

RECD S.E.C.
JAN 0 2 2008
1086

January 2, 2008

Darrick M. Mix
Wolf, Block, Schorr and Solis-Cohen LLP
1650 Arch Street, 22nd Floor
Philadelphia, PA 19103-2097

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/2/2008

Re: Toll Brothers, Inc.
Incoming letter dated November 9, 2007

Dear Mr. Mix:

This is in response to your letter dated November 9, 2007 concerning the shareholder proposal submitted to Toll by the Indiana Laborers Pension Fund. We also have received a letter from the proponent dated December 13, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Michael J. Short
Secretary – Treasurer
Indiana State District Council of Laborers
and HOD Carriers Pension Fund
P.O. Box 1587
Terre Haute, IN 47808-1587

PROCESSED
JAN 1 0 2008
THOMSON
FINANCIAL

WolfBlock

1650 Arch Street, 22nd Floor, Philadelphia, Pennsylvania 19103-2097
Tel: (215) 977-2000 ■ Fax: (215) 977-2740 ■ www.WolfBlock.com

Darrick M. Mix
Direct Dial: (215) 977-2006
Direct Fax: (215) 405-2906
E-mail: dmix@wolfblock.com

RECEIVED
2007 NOV 13 AM 11:53
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

November 9, 2007

VIA ELECTRONIC MAIL (cfletters@sec.gov)
and FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: *Toll Brothers, Inc. - Shareholder Proposal of the Indiana Laborers Pension Fund*
Securities Exchange Act of 1934--Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Toll Brothers, Inc. ("Toll"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal (the "Proposal") and a statement in support thereof received from the Indiana Laborers Pension Fund (the "Proponent").

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing the Proponent of Toll's intention to omit the Proposal from the 2008 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Toll files its definitive 2008 Proxy Materials with the Commission.

A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A. On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(7), because the Proposal pertains to Toll's ordinary business operations, and Rule 14a-8(i)(3) and Rule 14a-8(i)(6), because the Proposal is impermissibly vague and indefinite.

PHL:5727223.3/TOL002-245639

THE PROPOSAL

The Proposal states:

> Resolved: That the shareholders of [Toll] hereby request that the Board of Directors initiate the appropriate process to amend [Toll's] Corporate Governance Guidelines to adopt and disclose a written and detailed succession planning policy, including the following specific features:
>
> - The CEO and the Board will collaborate on the CEO succession planning process and will review the plan annually;
> - The Board and CEO will develop criteria for the CEO position which will reflect [Toll's] business strategy and will use a formal assessment process to evaluate candidates;
> - The Board and CEO will identify and develop internal candidates;
> - The Board will begin non-emergency CEO succession planning at least 3 years before the expected transition and will maintain an emergency succession plan that is reviewed annually;
> - The Board will annually produce a report on its succession plan and will solicit feedback on the plan from key constituents, such as long-term investors, analysts, customers or suppliers.

ANALYSIS

I. The Proposal may be excluded under Rule 14a-8(i)(7) because the Proposal pertains to matters of ordinary business operations.

The Proposal is properly excludable pursuant to Rule 14a-8(i)(7) because the Proposal pertains to matters of Toll's ordinary business operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the general underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). As reflected in Toll's Corporate Governance Guidelines developed by the Board of Directors, the Board is "sensitive to succession planning issues, including policies and principles for selection of a chief executive officer, performance review and policies regarding succession in the event of an emergency or the retirement of the CEO." In observance of this Corporate Governance Guideline, the independent Directors and the full Board of Directors periodically review such succession planning matters. As discussed more fully below, succession planning is an ordinary business matter the resolution of which should be left to the Board of Directors and management.

In the 1998 Release, the Commission stated that one of the two central considerations underlying the ordinary business exclusion is that "certain tasks were so fundamental to management's obligation to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." In connection with this statement, the Commission cited in the 1998 Release certain examples of tasks so fundamental to management's ability to run a company, including "management of the workforce, such as the hiring, promotion, and termination of employees...." Succession planning necessarily involves the "management of the workforce" and implicates hiring, promotion and termination decisions by either the Board of Directors or management. The Staff has "consistently concurred in the exclusion of proposals relating to employment policies and, specifically, the hiring of management under Rule 14a-8(i)(7)." *See The Boeing Company* (avail. Feb. 10, 2005) (concurring with the exclusion of a proposal urging a committee of independent directors approve the hiring of senior executives who were in a position to facilitate the awarding of government contracts because the proposal related to the company's ordinary business operations (i.e., the termination, firing or promotion of employees)), *citing The Walt Disney Co.* (avail. Dec. 16, 2002); *Wachovia Corp.* (avail. Feb. 17, 2002); *Spartan Motors, Inc.* (avail. Mar. 13, 2001); *E*Trade Group, Inc.* (avail. Oct. 31, 2000); and *The TJX Companies, Inc.* (avail. Mar. 24, 1998).

The Staff has previously concurred with the exclusion of proposals involving the termination, hiring or promotion of executive employees, including chief executive officers. Specifically, in *Willow Financial Bancorp., Inc.* (avail. Aug. 16, 2007), the Staff concurred that the company could exclude a proposal recommending that a committee of the board of directors employ an executive search firm to recommend, and for the board to approve, a replacement president and chief executive officer and chief financial officer. There, the company argued that the proposal related to the company's ordinary business operations because the proposal involved the termination, hiring or promotion of employees and did not focus on a significant public policy issue. As stated above, succession planning for Toll's Chief Executive Officer implicates "management of the workforce," particularly with respect to potential hiring and/or promotion decisions. For example, the designation of a potential successor or successors to the Chief Executive Officer might involve a decision to promote and/or increase the responsibilities of an existing executive. Based on the foregoing, the Proposal falls squarely within the responsibility of the Board of Directors and management in addressing ordinary business matters and does not raise a significant policy issue.

The other central consideration underlying the policy of the ordinary business exclusion is the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Commission explained in the 1998 Release that this consideration may come into play in a number of circumstances, such as where the proposal "seeks to impose specific time-frames or methods for implementing complex policies." Succession planning is a complex policy initiative because it involves, as discussed above, numerous workforce management issues and decisions that may also have an impact on other day-to-day aspects of a company's business, such as markets served by and the type and quantity of products offered by a company.

The Proposal seeks to impose specific methods of implementation of a complex policy. In particular, the third "specific feature" of the Proposal would require the Board of Directors and the Chief Executive Officer to identify and develop internal candidates. The fifth "specific feature" provides that the Board "will annually produce a report on its succession plan and will solicit feedback on the plan from key constituents, such as long-term investors, analysts, customers or suppliers." Presumably, compliance with the third and fifth "specific features" of the Proposal would mean that specific chief executive officer and other executive officer candidates would be identified publicly, which would significantly affect Toll's management of its workforce. Identifying and publicly disclosing specific chief executive officer and other executive officer candidates, or even groupings of such persons, could result in competitive harm to Toll. Competitors of Toll could try to hire any of these candidates away from Toll. Also, important employees not identified as potential successors to the chief executive officer or other executive officers may decide to leave Toll. In addition to the potential competitive harm to Toll, either of these possibilities could subvert the goals of the succession planning process.

Furthermore, the Proposal infringes upon the Board of Directors' core function of determining the timing and level of disclosure of sensitive and confidential business information, the disclosure of which could cause competitive harm to Toll. Based on the foregoing, the Proposal falls squarely within the ordinary business exclusion because the Proposal interferes with Toll's ability to control decisions related to the disclosure of sensitive and highly confidential information.

In addition, each of the constituencies identified in the fifth "specific feature" have very little or no basis to provide "feedback" on individuals identified as potential chief executive officer and other executive officer candidates. For example, it is hard to see how Toll's home buyer customers would be in a position to provide constructive "feedback" on potential chief executive officer and other executive officer candidates. This is further evidence that the Proposal seeks to "micro-manage" Toll by probing too deeply into matters of a complex nature.

The other "specific features" of the Proposal (e.g., the formal assessment process; the non-emergency succession plan; and the production of a succession plan report) seek to impose specific time-frames and/or methods for implementing the proposal. Decisions on how and when to conduct succession planning should be left to the Board of Directors and management.

The Staff has consistently concurred that shareholder proposals that relate to a company's management of its workforce, including the hiring and firing of chief executive officers, are properly excludable under Rule 14a-8(i)(7). Therefore, we believe that the Proposal may properly be excluded from the 2008 Proxy Materials under Rule 14a-8(i)(7) and we request that the Staff concur in our conclusion.

II. The Proposal is vague and indefinite and thus may be excluded under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

Rule 14a-8(i)(3) allows the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials. The Commission in Staff Bulletin No. 14B (September 15, 2004) stated that excluding a proposal in reliance upon Rule 14a-8(i)(3) is appropriate when the "resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires — this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result." Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). In addition, under Rule 14a-8(i)(6), a company "lacks the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corp.* (avail. Jan. 14, 1992) (permitting exclusion under the predecessor to Rule 14a-8(i)(6)).

It is uncertain what actions or measures the Proposal requires. The Proposal's resolution requests a "detailed" succession planning policy, which raises several questions, including: what is meant by a "detailed" succession planning policy; and how many employee positions should the succession policy cover? The lack of clarity in this regard leaves the Proposal susceptible to multiple interpretations. Even the "special features," which may be what the Proponent means by "detailed," are unclear. For example, it is unclear how and to what extent the Board will "collaborate" with Toll's Chief Executive Officer on the succession planning process and the Proposal is vague and does not provide any guidance as to: what it means to develop criteria for the chief executive officer; what it means to "use a formal assessment process to evaluate candidates"; how internal candidates should be identified or how to develop internal candidates; or what it means to "maintain" an emergency succession plan. The fifth "specific feature" requires that the Board of Directors annually provide a report on its succession plan and solicit feedback on the plan from key constituents. This "specific feature" does not provide any indication as to what the report should contain; how the Board of Directors should solicit feedback; what it means to solicit feedback; what the Board of Directors should do with the feedback; and whether "key constituents" might include others not mentioned in the Proposal.

The Staff has previously allowed the exclusion of proposals lacking enough information to implement or using non-existent or conflicting criteria. For example, in *Alcoa Inc.* (avail. Dec. 24, 2002), the Staff concluded that a proposal calling for the implementation of "human rights standards" and a program to monitor compliance with these standards could be excluded under Rule 14a-8(i)(3) as vague and indefinite. *See also Bank of America Corporation* (avail. Mar. 10,

2004) (proposal stating that "management has 'no mandate' going forward to pursue 'merger discussions' with 'any major institution'" excluded as vague and indefinite where proposal did not include enough clear information to implement without making assumptions regarding what the proponent had in mind); *Peoples Energy Corporation* (avail. Nov. 23, 2004) (proposal requesting modifications to corporate organizational documents to limit ability to indemnify officers and directors excluded as vague and indefinite where proposal used nonexistent and indefinite standards such as "reckless neglect"); *Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004) (proposal requiring that options granted by company "be expensed in accordance with FASB guidelines" excluded as vague and indefinite where FASB guidelines include two different methods for expensing options); *Avista Corporation* (avail. Feb. 19, 2004) (proposal recommending that the board adopt a resolution that the company "offer a right of first refusal to its employees, customers and citizens within its 'service area' if an 'acceptable offer' for the 'purchase' of the company is 'tendered'" excluded as vague and indefinite).

As discussed above, the Proposal is vague and indefinite because it fails in a number of respects to provide clear criteria for developing the proposed "detailed" succession planning policy. Given all of these ambiguities, it is unclear what actions shareholders voting for the Proposal would expect Toll to take and what actions Toll would be required to take if the Proposal were to be implemented. Thus, like the proposals in *Alcoa* and related precedent, we believe that the Proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite as well as misleading "because any action(s) ultimately taken by [the company] upon implementation of the proposal could be significantly different from the action(s) envisioned by [shareholders] voting on the proposal," and we request that the Staff concur in our conclusion. *Occidental Petroleum Corp.* (avail. Feb. 11, 1991).

For the same reason, the Proposal also may be properly excluded pursuant to Rule 14a-8(i)(6) since it is vague and ambiguous, with the result that a company "would lack the power to implement" the Proposal. A company "lacks[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corp.* (avail. Jan. 14, 1992). For example, in *The Southern Co.* (avail. Feb. 23, 1995), a shareholder proposal requested that the board of directors take steps to "ensure the highest standards of ethical behavior" by employees serving in the public sector. The Staff concurred that this proposal was excludable under the predecessor to Rule 14a-8(i)(6) because the proposal was so vague and indefinite that the proposal was beyond the company's power to implement. As noted above, the Proposal is inherently vague such that it would be impossible for Toll to implement it. Because it would be impossible for Toll to determine what action should be taken under the Proposal, we believe that the Proposal also may be excluded from the 2008 Proxy Materials under Rule 14a-8(i)(6) and we request that the Staff concur in our conclusion.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if Toll excludes the Proposal from its 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (215) 977-2006 or Mark K. Kessler, Toll's General Counsel, at (215) 938-8006.

Sincerely,

Darrick M. Mix

Darrick M. Mix
For WOLF, BLOCK, SCHORR and SOLIS-COHEN LLP

DMM
Attachments

EXHIBIT A

INDIANA STATE DISTRICT COUNCIL OF LABORERS AND HOD CARRIERS PENSION FUND

P.O. Box 1587
Terre Haute, Indiana 47808-1587

Telephone 812-238-2551
Toll Free 800-962-3158
Fax 812-238-2553

Sent Via Fax (215) 938 -8131

October 2, 2007

Mr. Michael I. Snyder
Senior Vice President and Corporate Secretary
Toll Brothers, Inc.
250 Gibraltar Road
Horsham, PA 19044

Dear Mr. Snyder,

On behalf of the Indiana Laborers Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Toll Brothers, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 13,000 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell at the following address: Laborers' International Union of North America, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Michael J. Short
Secretary-Treasurer

cc: Jennifer O'Dell
Enclosure

OFFICERS - BOARD OF TRUSTEES

ROBERT W. HARGATE
CHAIRMAN

MICHAEL J. SHORT
SECRETARY-TREASURER

JANETTA E. ENGLAND
ADMINISTRATIVE MANAGER

Resolved: That the shareholders of Toll Brothers, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including the following specific features:

- The CEO and the Board will collaborate on the CEO succession planning process and will review the plan annually;
- The Board and CEO will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
- The Board and CEO will identify and develop internal candidates;
- The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
- The Board will annually produce a report on its succession plan and will solicit feedback on the plan from key constituents, such as long-term investors, analysts, customers or suppliers.

Supporting Statement:

CEO succession is one of the primary responsibilities of the board of directors. A recent study published by the NACD quoted a director of a large technology firm: "'A board's biggest responsibility is succession planning. It's the one area where the board is completely accountable, and the choice has significant consequences, good and bad, for the corporation's future." (*The Role of the Board in CEO Succession: A Best Practices Study, 2006*). The study also cited research by Challenger, Gray & Christmas that "CEO departures doubled in 2005, with 1228 departures recorded from the beginning of 2005 through November, up 102 percent from the same period in 2004."

In its 2007 study *What Makes the Most Admired Companies Great: Board Governance and Effective Human Capital Management*, Hay Group found that 85% of the Most Admired Company boards have a well defined CEO succession plan to prepare for replacement of the CEO on a long-term basis and that 91% have a well defined plan to cover the emergency loss of the CEO that is discussed at least annually by the board.

Our Company's CEO Robert Toll co-founded the Company's predecessors' operations in 1967 and has been CEO of the Company since its inception in 1986. His long tenure indicates a need for a clear succession plan but our Company's Guidelines contain only a general statement in this regard.

The NACD report identified several best practices and innovations in CEO succession planning. The report found that boards of companies with successful CEO transitions are more likely to have well-developed succession plans that are put in place well before a transition, are focused on developing internal candidates and include clear candidate criteria and a formal assessment process. Our proposal is intended to have the board adopt a written policy containing several specific best practices in order to ensure a smooth transition in the event of the CEO's departure. We urge shareholders to vote **FOR** our proposal.

usbank.
Five Star Service Guaranteed

Institutional Trust & Custody
PO Box 387
St. Louis, MO 63166-0387
314 418-2520 fax

Sent Via Fax (215) 938-8131

October 5, 2007

Mr. Michael I. Snyder
Senior Vice President and Corporate Secretary
Toll Brothers, Inc.
250 Gibraltar Road
Horsham, PA 19044

Dear Mr. Snyder,

US Bank is the record holder for 13,000 shares of Toll Brothers, Inc. ("Company") common stock held for the benefit of the Indiana State District Council of Laborers and HOD Carriers Pension Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

Sincerely,

Linda L. Lockwood
Senior Vice President
(314) 418-8433

INDIANA STATE DISTRICT COUNCIL OF LABORERS AND HOD CARRIERS PENSION FUND
Telephone 812-238-2551
P.O. Box 1587
Toll Free 800-962-3158
Terre Haute, Indiana 47808-1587
Fax 812-238-2553

RECEIVED
2007 DEC 17 AM 11:24
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 13, 2007

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Response to Toll Brothers, Inc.'s Request for No-Action Advice Concerning the Indiana Laborers Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The Indiana Laborers Pension Fund ("Fund") hereby submits this letter in reply to Toll Brothers, Inc.'s ("Toll" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance staff ("Staff") concerning the Fund's shareholder proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2008 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Matter of Succession Planning is Not a Matter of Ordinary Business and thus the Company Fails to Satisfy its Burden under Rule 14a-8(i)(7).

The Company's primary basis for arguing that the Proposal may be excluded is its contention that the Proposal pertains to matters of Toll's ordinary business operations. The Company notes that

> In the 1998 Release, the Commission stated that one of the two central considerations underlying the ordinary business exclusion is that 'certain tasks were so fundamental to ***management's obligation to run a company on a day-to-day basis*** that they could not, as a practical matter, be subject to direct shareholder oversight. ***(emphasis supplied)***

The Company also notes:

> As reflected in Toll's Corporate Governance Guidelines developed by the Board of Directors, the Board is 'sensitive to succession planning issues, including policies and procedures for selection of a chief executive officer, performance

OFFICERS - BOARD OF TRUSTEES
ROBERT W. HARGATE
CHAIRMAN
MICHAEL J. SHORT
SECRETARY-TREASURER
JANETTA E. ENGLAND
ADMINISTRATIVE MANAGER

> review and policies regarding succession in the event of an emergency or the retirement of the CEO.'

In fact, Toll Corporate Governance Guidelines specifically provide that "The Board shall be responsible for selecting, evaluating and replacing officers of the Company in accordance with the Bylaws of the Company. . . ."

The Company's argument misconstrues the ordinary business exclusion and should be rejected. On its face, Rule 14a-8(i)(7) is intended to prevent shareholders from interfering in matters fundamental to ***management's*** obligations to run a company. However, as the Company's own Corporate Governance Guidelines provide and the Company notes, succession planning is a function of the Board of Directors, not management.[1] The Board of Directors, not management, is responsible for selecting officers of the Company and directed to be "sensitive to succession planning issues." It is difficult to conceive of an issue less within management's exclusive purview than succession planning.

Shareholders elect directors to oversee management and the company and protect shareholders' interests. Perhaps the most important duty directors have is to select proper management. Certainly shareholders have the right to request that the board inform shareholders of the manner in which it is fulfilling one of its key functions, that of succession planning.

Our Proposal is not an inappropriate attempt to micro-manage the Company; it does not relate to "management of the workforce." The Company relies on *Willow Financial Bancorp, Inc.* (Aug. 16, 2007) in support of its argument. That reliance is misplaced. The Proposal in *Willow Financial* stated:

> PROPOSAL: I recommend that a committee be formed consisting of Chairperson Loring and two other directors who would employ the services of an executive search firm to recommend, and for the Board to approve, a replacement for President and Chief Executive Office, Donna M. Coughey and Chief Financial Officer, Joseph T. Crowley,
>
> This year's miserable performance by our Company is directly related to the inabilities of the CEO and the CFO. They simply do not have the banking background and knowledge required to effectively operate a Banking institution like **Willow Financial** which bad over $ 1.532 billion in assets at March 31, 2007.

The proponent in *Willow Financial* was the former Chief Financial Officer of a bank that had merged with Willow Financial and he had been terminated for cause. Removal of a

---

[1] A Best Practices Study by the National Association of Corporate Directors in collaboration with Mercer Delta Consulting, LLC entitled "The Role of the Board in CEO Succession" states in its Foreward: "A well-planned and executed CEO succession, the particular purview of directors, can help maintain the unique corporate culture that is so important to all stakeholders, both internal and external."

particular officer for cause is just the sort of issue that falls within the ordinary business exclusion. It is also readily distinguishable from the Fund's Proposal, which represents a justifiable effort to elicit necessary information from the Board of Directors concerning a matter of great importance at all companies, and especially Toll.

Consider the extremely lengthy tenures of Toll's senior management. The Company's proxy statement provides the following:

> Robert I. Toll co-founded the Company's predecessors' operations with his brother, Bruce E. Toll, in 1967. . . . His principal occupation since the Company's inception has been as Chief Executive Officer of the Company.
>
> Zvi Barzilay . . . . joined the Company's predecessor in 1980 as a project manager, was appointed a Vice President of the Company in 1983 and held the position of Executive Vice President-Operations from September 1989 until October 1992 when he was appointed to the position of Executive Vice President of the Company. In April 1998, Mr. Barzilay was appointed to the position of President and in November 1998 he was appointed to the additional position of Chief Operating Officer.
>
> Joel H. Rassman . . . . joined the Company's predecessor in 1984 as Senior Vice President, Treasurer and Chief Financial Officer. Mr. Rassman was appointed Executive Vice President in June 2002. Mr. Rassman continues to serve as Executive Vice President, Treasurer and Chief Financial Officer of the Company.

Of course shareholders have a legitimate interest in understanding more about the Board's plans for dealing with succession when the founder of the Company, its Chair and CEO, has served 40 years. Further, given the Company's poor corporate governance practices, such concerns become even more compelling.

The Corporate Library, an independent research provider monitoring corporate governance, stated in its report on Toll Brothers:

> The true test of any board comes not during those rare periods of exceptional growth, but rather during those all too common periods when their company's market experiences a downturn, or even just stalls. Which means, in the case of former high flying home builder Toll Brothers, which is widely credited with having quite literally invented the "McMansion" home concept, that reckoning time is here, and the Toll Brothers board will be tested. We've long rated this board poorly, mostly because of the genuinely egregious levels of CEO compensation it has approved, repeatedly, in the past, but also because of its generally cavalier attitude towards the many potentially conflicted related party transactions in which the various Toll brothers have been involved. We see no reason to change that assessment now, and confirm, therefore, our overall F rating for this company.

The Proposal requests in a straight-forward and reasoned fashion that the Board of Directors at Toll do more than be "sensitive" to succession planning. It requests that the Board adopt in its corporate governance guidelines reasonable practices and then disclose them to shareholders. Such is precisely the purpose of shareholder proposals and the Company should not be allowed to avoid placing the matter before its shareholders.

The Company Also Fails to Demonstrate that the Proposal is So Inherently Vague or Indefinite that Shareholders and the Company Would Not Know What Actions the Proposal Requires.

The Company also argues that the Proposal is excludable under Rule 14a-8(i)(3) and (6). The Company first notes the standard it must meet to satisfy its burden of persuasion:

> The Commission in Staff Bulletin No. 14B (September 15, 2004) stated that excluding a proposal in reliance upon Rule 14a-8(I)(3) is appropriate when the "resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires..."

A plain reading of the Proposal demonstrates that any reasonable person can clearly ascertain what the proposal is requesting. The Proposal states:

> Resolved: That the shareholders of Toll Brothers, Inc. ('Company') hereby request that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ('Guidelines') to adopt and disclose a written and detailed succession planning policy, including the following specific features:
>
> - The CEO and the Board will collaborate on the CEO succession planning process and will review the plan annually;
> - The Board and CEO will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
> - The Board and CEO will identify and develop internal candidates;
> - The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
> - The Board will annually produce a report on its succession plan and will solicit feedback on the plan from key constituents, such as long-term investors, analysts, customers or suppliers.

The Company contends it is uncertain what is meant by a detailed plan. Clearly, the six bullet points of the proposal provide sufficient information to determine what detail is sought. As noted earlier, the National Association of Corporate Directors has issued a report entitled "The Role of the Board in CEO Succession: A Best Practices Study" and that report contains a number of suggested best practices which informed the Proposal and which is readily available to Toll's Board in the event that it seeks additional guidance.

Conclusion

For all these reasons we believe the company has failed to satisfy its burdens of persuasion under Rules 14a-8(i)(3), (6) and (7) and its request should be denied.

Sincerely,

Michael J. Short
Secretary-Treasurer

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 2, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Toll Brothers, Inc.
Incoming letter dated November 9, 2007

The proposal requests that the board of directors initiate the appropriate process to amend Toll's corporate governance guidelines to adopt and disclose a written and detailed succession planning policy, including features specified in the proposal.

There appears to be some basis for your view that Toll may exclude the proposal under rule 14a-8(i)(7), as relating to Toll's ordinary business operations (i.e., the termination, hiring, or promotion of employees). Accordingly, we will not recommend enforcement action to the Commission if Toll omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for exclusion upon which Toll relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END